Why USA Financial Group, Inc.
A Nevada Corporation

December 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Daniel L. Gordon, Branch Manager,
Eric C. McPhee, Staff Accountant

Re:	WHY USA Financial Group, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed May 6, 2008
File No. 000-30601

Dear Mr. Gordon:

This letter is in response to your letter dated December 11, 2008 regarding the above subject matter. As requested, this letter keys our responses to the comments set forth in your letter. For ease of reference, we have included the Staff’s comments in bold below.

Form 10-Q for the quarterly period ending September 30, 2008
Note 1. Impairment of Long-Lived Assets, Page 7

1.
Please tell us whether or not goodwill was analyzed for impairment during 2008 and if not, why. We note that you test goodwill annually in the fourth quarter, and earlier if circumstances indicate that impairment has occurred. We note that revenues from your mortgage brokerage business declined an additional 56% for the nine months ended September 30, 2008 in comparison to the same period in the prior year, and net operating loss increased by 55% for that period in comparison to the prior year.

Response: WHY USA Financial Group, Inc. (the Company) tests goodwill impairment annually during the fourth quarter. Goodwill associated with the mortgage brokerage business is primarily supported by the operations acquired in Minneapolis, Minnesota which includes a commercial office building which has continued to hold its value even in a down market. Based on the current market conditions even with the significant decrease in the gross revenues from mortgage brokerage operations, we do not believe that goodwill has been furthered impaired during the nine months ended September 30, 2008.

The impairment amount for the year ending December 31, 2007 was based on the excess carrying value over the fair value of the net assets which was determined by a certified appraisal of the property required by the financial institution which we refinanced with. The value of the property has over the nine month period stabilized and may have increased from year end estimates.

2801 S. Wayzata Boulevard, Suite 100, Minneapolis, MN 55405

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.
In future filings, please revise any discussion which may mislead investors to consider your financial outlook to be stronger than it really is. Specifically, that statements in your overview that you believe that with the acquisitions of Discover Mortgage and TCS Mortgage, you may soon reach the size and scope of business that will produce continued growths in revenues and cash flows, and that for various reasons you expect to begin showing operating income, appear to be misleading, especially as the acquisitions referred to took place over 5 years ago, and your revenues have been consistently declining since 2004. Additionally, in your discussion of revenues in your 2007 10-K, you stated that you had stabilized yourself for 2008 and were experiencing a growing demand for FHA insured loans. Despite revenues in your mortgage brokerage segments declining dramatically in the first nine months of 2008, your discussions of revenues of the nine months ended September 30, 2008 indicates again that you have stabilized yourself for 2008 and are experiencing a growing demand for FHA insured loans, and that you believe revenues will soon be increasing on a quarter to quarter to basis.

Response: The Company does not believe that its statements have been misleading to investors in regards to its financial outlook. Management actively seeks acquisition candidates in the mortgage brokerage industry which should be attracted to the foundation that the Company currently has. The Company’s regional presence is attractive to acquisitions as the barrier to entry is lessened and allows immediate growth to occur. As for our acquisitions (TCS and Discover) that occurred almost 5 years ago, our business environment for the industry has been significantly curtailed or impaired. The Company has despite the sub-prime meltdown and the recent 2008 financial crisis continue to survive and has not incurred any liabilities or taken on risks that would have certainly spelled out its demise. Many of our regional competitors have ceased operations or have downsized even more so than we have. Our business operations we believe is based on integrity and customer service. This is apparent from the repeat business that we continue to attract. We do believe that we have stabilized our business. Even with a 55% decline from the prior years period. Our business is now comprised of much smaller loans compared to prior years period with an increase in overall numbers in total loans, not loan dollars on which business is based. There has been many changes in the mortgage market which has required all mortgage businesses to modify the way they do business, as financing institutions have tightened the fees structure as well as the spread that was provided. We are still certain that we have seen the worst of the mortgage market and expect to see upward trends for our business and the industry.

Liquidity and Capital Resources, page 19

3.
Please revise your liquidity discussion in your next filing to provide more comprehensive explanation of how you anticipate you will be able to fund your operations for the next 12 months, rather than just listing all of the ways possible. It appears that your primary source of cash going forward will be from further investment by directors of the company. Please clarify whether or not this is the case, and whether these directors have made any commitments to you to provide additional funding in the future as it may be needed. Additionally, discuss whether or not there are any other realistic means for you to continue funding your cash expenditures going forward if the directors of the company were to not provide additional capital.

Response: The Company will revise its liquidity discussion in its next filing to expand upon the sources of funding for operations. The list of “all sources possible” is being explored each and every quarter by the Company and its management team.  It is correct that are primary source of funding has been from one of our directors over the past 18 months, which this director has committed to funding the Company’s cash-flow shortage but not expansion capital for the business. This director is fully committed to the Company’s continued existence and survivability, however has not entered into a formal agreement with the Company to memorialize this commitment. Other realistic means are further enhanced by the Company’s recent retaining of a FINRA member investment banking firm. This FINRA member investment banking firm is actively seeking sources of capital investment as well as debt financing to secure working capital for growth and expansion opportunities. With the extreme tightening of the financial markets we have seen many sources of financing dry up or vanish, however the Company and management are actively sharing its business and expansion plan with financial sources through its investment banker.

In connection with this response, the Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any additional questions or concerns you have with respect to our responses. Please feel free to contact me at (612) 767-5037.

Sincerely,

/s/ James B. Kylstad
James B. Kylstad, Chief Executive Officer